UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-30684

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 29, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                                          .

PART I

REGISTRANT INFORMATION

Oclaro, Inc.

Full Name of Registrant

Former Name if Applicable

2560 Junction Avenue

Address of Principal Executive Office (Street and Number)

San Jose, California 95134

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended June 29, 2013 by the prescribed due date because the registrant needs additional time to complete the presentation of its financial statements, and the analysis thereof, and these cannot be completed by the prescribed due date without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jerry Turin	(408) 383-1400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently estimates that it will report significant changes in its results of operations for the fiscal year ended June 29, 2013 compared with the fiscal year ended June 30, 2012. The estimated results presented below are preliminary unaudited estimates and subject to the completion of the Registrant’s preparation of its financial statements and the completion of an audit.

•	Revenue increased 52% to $586 million for the fiscal year ended June 29, 2013, compared with $385 million for the fiscal year ended June 30, 2012.

•	Gross Margin decreased to 11% for the fiscal year ended June 29, 2013, compared with 18% for the fiscal year ended June 30, 2012.

•	Operating expenses increased 41% to $189 million for the fiscal year ended June 29, 2013, compared with $134 million for the fiscal year ended June 30, 2012.

•	Net loss increased 85% to a net loss of $123 million for the fiscal year ended June 29, 2013, compared with a net loss of $67 million for the fiscal year ended June 30, 2012.

Oclaro, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 13, 2013	By:	/s/ Jerry Turin
Name: Jerry Turin Title: Chief Financial Officer